Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each by a Director and Persons Discharging
Managerial Responsibility

The Company was notified on 27 May 2008 that, on 27 May 2008, Ken Hanna acquired 20 ordinary shares in the capital of the Company at a price of £6.88 per share through participation in the Company’s all-employee share incentive plan.

The Company was notified on 28 May 2008 that, on 27 May 2008, Ken Hanna acquired 112,211 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme at a price of £4.73 per share. All shares were disposed of on the same day at an aggregate price of £7.03 per share.

Following these transactions, Ken Hanna now has an interest in 414,159 shares (which includes a restricted share award). He also has a conditional interest in a further 301,774 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.

The Company was notified on 27 May 2008 that, on 27 May 2008, Steve Driver acquired 20 ordinary shares in the capital of the Company at a price of £6.88 per share through participation in the Company’s all-employee share incentive plan.

The Company was notified on 27 May 2008 that, on 27 May 2008, Chris Van Steenbergen acquired 20 ordinary shares in the capital of the Company at a price of £6.88 per share through participation in the Company’s all-employee share incentive plan.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.

All transactions were carried out in London.

Contact:
J M Mills
Director of Group Secretariat
Tel: 020 7830 5176

28 May 2008